SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JPS Industries, Inc.

(Name of Subject Company (Issuer))

JPS Industries, Inc.

(Name of Filing Person (Issuer))

Certain options granted under the JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as Amended

(Title of Class of Securities)

46624B30

(CUSIP Number of Class of Securities)

(underlying Common Stock)

Charles R. Tutterow

Executive Vice President, Chief Executive Officer and Secretary

JPS Industries, Inc.

555 North Pleasantburg Drive, Suite 202

Greenville, South Carolina 29607

(864) 239-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Lizanne Thomas, Esq.

Jones Day

3500 SunTrust Plaza

303 Peachtree Street, N.E.

Atlanta, Georgia 30308

(404) 521-3939

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

N/A	N/A

*	Filing fee paid upon filing of the original Schedule TO on February 5, 2004. Therefore no further fee is required.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase, dated February 5, 2004, as amended on February 24, 2004 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference. The information set forth in the Offer to Purchase under “Summary Term Sheet” has been amended to clarify that payment for Options properly tendered and accepted will be made promptly upon expiration of the Offer.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Number of Options; Expiration Date,” “Procedures for Electing to Participate in the Offer,” “Withdrawal Rights,” “Acceptance of Options and Payment of Purchase Price,” “Source and Amount of Consideration,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Material Federal Income Tax Consequences” and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Procedures for Electing to Participate in the Offer” and “Acceptance of Options and Payment of Purchase Price” has been amended to clarify that payment for Options properly tendered and accepted will be made promptly upon expiration of the Offer.

The Form of Letter of Transmittal, attached hereto as Exhibit (a)(2), has been supplemented by providing that JPS Industries, Inc. (the “Company”) does not view any certification by an Option holder that such person has read the offering materials as a waiver of liability and the Company promises not to assert that such provision constitutes a waiver of liability. The Form of Letter of Transmittal and the Supplement to Form of Letter of Transmittal, attached hereto as Exhibit (a)(4), are incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 12.	Exhibits.

(a	)(1)	Offer to Purchase, dated February 5, 2004, as amended on February 24, 2004.

(a	)(2)	Form of Letter of Transmittal, as amended on February 24, 2004.

(a	)(3)	Form of Letter to Eligible Employees from Michael L. Fulbright, Chairman, President and Chief Executive Officer, dated February 5, 2004.*

(a	)(4)	Supplement to Form of Letter of Transmittal.

(b	)	Not applicable.

(c	)	Not applicable.

(d	)(1)	JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as amended, filed as Exhibit 4 to the registration statement on Form S-8 (File No. 333-69078) filed with the Securities and Exchange Commission on September 7, 2001 and incorporated herein by reference.

(d	)(2)	Stock Option Agreement, dated February 28, 1999, between the Company and Michael L. Fulbright, filed as Exhibit 10.3 to the current report on Form 8-K filed with the Securities and Exchange Commission on March 4, 1999 and incorporated herein by reference.

(d	)(3)	Restricted Stock Award Agreement, dated August 5, 2003, between the Company and Michael L. Fulbright, filed as Exhibit 10.68 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 29, 2004 and incorporated herein by reference.

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: February 24, 2004	JPS INDUSTRIES, INC.

	By:	/s/ Charles R. Tutterow

		Name: Title:	Charles R. Tutterow Executive Vice President and Chief Financial Officer

Exhibit Index

(a	)(1)	Offer to Purchase, dated February 5, 2004, as amended on February 24, 2004.

(a	)(2)	Form of Letter of Transmittal, as amended on February 24, 2004.

(a	)(4)	Supplement to Form of Letter of Transmittal.